[Letterhead of PRG-Schultz International, Inc.]
September 21, 2007
Via EDGAR and Overnight Delivery
Mr. Terence O’Brien
Branch Chief
Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	PRG-Schultz International, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Form 10-Q for the Fiscal Quarter Ended March 31, 2007 File No. 000-28000
Dear Mr. O’Brien:
     We are responding to your letter of August 30, 2007, with respect to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the above-referenced reports filed by PRG-Schultz International, Inc. (the “Company”) under the Securities Exchange Act of 1934, as amended. For your convenience, we have restated and responded to each of your comments below. After you have reviewed this response, please let us know if you require any additional information.
Form 10-K for the Year Ended December 31, 2006
General
1.
We note your press release filed on June 5, 2007, announcing the results of your second quarter ending June 30, 2007, which discusses the sale of your Meridian business. With regards to this sale, please provide us with a timeline of events leading up to your agreement to sell these assets and your consideration of the Form 8-K reporting requirements with regards to any letters of intent signed for the sale of Meridian, or any other matters regarding the potential sale of Meridian. There does not appear to be any periodic reports filed or any discussion in your Form 10-K for the year ended December 31, 2006, and your Form 10-Q for the quarter ended March 31, 2007, addressing the Company’s intention of selling or disposing of the Meridian segment. In this regard, please note Section 501.02 of the Financial Reporting Codification contains guidance on the requirement for MD&A disclosure of known events or uncertainties that could materially impact future operating results. A potential sale known to management or a contractual agreement entered into by management should be disclosed unless management determines that the event is “not reasonably likely to occur.”

Securities & Exchange Commission
September 21, 2007

Response:
In response to the Staff’s comment, for the various reasons outlined below, the Company does not believe that disclosure of the sale of its Meridian business in the Company’s periodic reports was required prior to the Company’s execution of the transaction agreements on May 30, 2007. As discussed in more detail below, no agreements relating to the sale of the Meridian business were entered into between the Company and any of the prospective acquirers prior to the execution of the transaction agreements on May 30, 2007. In addition, until the execution of the transaction agreements on May 30, 2007, the Company’s management had serious concerns whether Averio Holdings Limited, the ultimate acquirer of the business (“Averio”), would be able to successfully complete a transaction to acquire the Meridian business, including specific concerns that Averio would not be able to obtain the necessary financing to complete the acquisition.
The following is a brief outline of the Company’s activities leading up to the sale of its Meridian business on May 30, 2007.

Time Period:	Activity:
May 2006	The Board of Directors authorized the engagement of Rothschild, Inc. (“Rothschild”), an investment banking firm, to explore the possibility of selling the Meridian business.
May – August 2006
The Company and Rothschild compiled information regarding the Meridian business that could be presented to interested parties. During this time period, Rothschild also began developing a list of third parties that might be interested in acquiring the Meridian business. Rothschild also assisted management in preparing a Confidential Information Memorandum to use in the Meridian sale process.

September 2006	Rothschild began contacting third parties to determine if they had an interest in acquiring the Meridian business.
October 2006
Initial indications of interest for the Meridian business were submitted to the Company. These initial indications of interest were reviewed by the Company and, based on such indications, four interested parties were selected to conduct a more comprehensive due diligence review of the Meridian business.

November 2006 – March 2007	The four interested parties conducted various levels of due diligence with respect to the Meridian business.
March 2007	Two of the interested parties submitted revised bids.
March 28, 2007	The revised bids were reviewed at a meeting of the Company’s Board of Directors. Based on the revised bids, the Board of Directors directed management to

Securities & Exchange Commission
September 21, 2007

attempt to negotiate an agreement with Averio Holdings Limited (“Averio”) for the sale of the Meridian business. No letters of intent were entered into with any party for a potential sale.
March 28 – May 30, 2007	Management negotiated the terms of the sale transaction with Averio.
May 23, 2007
The Company’s Board of Directors was provided an update of the negotiations with Averio and the Board approved the proposed sale of the Meridian business to Averio, subject to the negotiation and completion of the final terms of the transaction agreements.

May 30, 2007	The Company executed agreements with Averio for the sale of the Meridian business and the transaction was closed on the same date.

As indicated in the timeline above, no agreement with respect to the sale of the Meridian business was entered into prior to May 30, 2007, and at no time was a letter of intent or similar arrangement entered into with Averio or any other party regarding the sale of the Meridian business. On June 5, 2007, which date was within four business days of the date the agreements with Averio were executed, the Company filed a Form 8-K in which it disclosed the execution of the agreements with Averio and the sale of the Meridian business. Given that no agreements were reached with Averio regarding the sale of the Meridian business prior to May 30, 2007, the Company does not believe that any reporting requirement under Form 8-K was triggered until such date.
In analyzing its disclosure obligations regarding the potential sale of its Meridian business in its Form 10-K for the year ended December 31, 2006, and its Form 10-Q for the quarter ended March 31, 2007, the Company considered the guidance provided by Section 501.02 of the Financial Reporting Codification (the “FRC”). The Company also considered the guidance provided by Section 501.06.d of the FRC, which provides that, despite a potential reading of Item 303 of Regulation S-K to the contrary, the Commission has never required and did not intend for the provisions of Item 303 to require disclosure of preliminary merger negotiations, to which the discussions regarding the sale of the Meridian business are analogous. Section 501.06.d provides that, with respect to a proposed sale, when previous disclosure “...has not otherwise been made, the MD&A need not contain a discussion of the impact of such negotiations where, in the registrant’s view, inclusion of such information would jeopardize completion of the transaction.” At the times of the filing of the Form 10-K for the year ended December 31, 2006, and the Form 10-Q for the quarter ended March 31, 2007, given that negotiations were ongoing and no agreement for the sale of the Meridian business had been reached, the Company’s management had serious concerns about the impact of public disclosure of the possible sale of the Meridian business on Meridian’s customers and employees, and as a result, on the potential sale transaction itself. In addition, until the execution of the transaction agreements on May 30, 2007, the Company’s management had concerns that Averio would not be able to conclude a transaction to acquire the Meridian business, including specific concerns

Securities & Exchange Commission
September 21, 2007

that Averio would not be able to obtain the necessary financing to complete the acquisition. Based on these concerns, the Company was not able to conclude that a sale of the Meridian business was probable until the definitive agreements to sell the business were executed. Based on the factors noted, the Company determined that, in accordance with Section 501.06.d, disclosure of the potential sale was not required in the MD&A sections of the Company’s Form 10-K for the year ended December 31, 2007, or the Form 10-Q for the quarter ended March 31, 2007.
In connection with the preparation of its Form 10-K for the year ended December 31, 2006, and its Form 10-Q for the quarter ended March 31, 2007, the Company also considered, based on its efforts to sell the Meridian business, whether or not the Meridian assets should be considered as “held for sale” under SFAS 144. However, after analyzing the factors provided in Paragraph 30 of SFAS 144, the Company could not conclude that the sale of the Meridian business was probable at the time as a result of the ongoing negotiations and the lack of a definitive agreement with respect thereto, and therefore, the Company determined that such assets should not be classified as “held for sale.”
Management’s Discussion and Analysis, page 23
2.
With regards to the contract awarded to you by the Centers for Medicare & Medicaid Services, please tell us and disclose how much revenue has been earned during 2006 and the first quarter 2007. In this regard, you disclose that you began generating revenue from the California Medicare audit in 2006. We further note that your disclosure on page 11 that you have incurred significant costs in establishing the necessary resources to provide services for Medicare audit recovery work. Please tell us the nature of these costs, how much you have incurred during 2006 and 2007 and how you are accounting for these costs.

Response:
Concurrent with our response to this letter, we have supplementally provided the Staff under separate cover a schedule stating the amount of revenue earned under our contract with the Centers for Medicare & Medicaid Services (“CMS”) during 2006 and the first quarter of 2007. Such schedule is supplementally provided for the Staff’s internal review and is subject to our request for confidential treatment. The schedule also provides detail of the costs incurred in connection with our work under the agreement with CMS.
CMS is a client whose revenues and direct costs are included in the Company’s Accounts Payable Services reporting segment. As is indicated in the supplemental schedule, revenues from CMS do not exceed 10% of consolidated revenues for either the year ended December 31, 2006 or the three months ended March 31, 2007. The Company does not have any customers from which it generated more than 10% of revenues; thus we believe the disclosure provisions of paragraph 39 of SFAS No. 131 do not presently apply. For competitive reasons, the Company has determined not to publicly disclose its revenues from CMS until required to do so by relevant

Securities & Exchange Commission
September 21, 2007

authoritative literature.
As to the nature and amounts of costs incurred, the principal costs which have been incurred and continue to be incurred are salary and other payroll related costs. Since March, 2005, the Company has added a significant amount of specialized staff and management personnel that are dedicated to the Medicare recovery audit program. In addition, numerous new and previously existing IT staff and management personnel are also dedicated to the program. The Company has also engaged a third party consulting firm to prepare for and assist with a response to an anticipated RFP related to the legislatively mandated national expansion of the Medicare recovery audit program. All of these costs as described above have been and continue to be expensed as incurred.
The Company has also incurred capitalizable costs related to the Medicare recovery audit program, principally computer hardware and software costs. The supplemental schedule provides the amounts of such costs. Such amounts have been capitalized pursuant to the Company’s existing accounting policies which we believe are in accordance with GAAP.
Note 5. Operating Segments and Related Information, page 61
3.	Please note for future filings that you are required to present total assets for each reportable segment following paragraph 27 of SFAS 131.
Response:
In response to the Staff’s comment, the Company will include the suggested disclosure enhancements in all applicable future filings.
Note 7. Accounting for Goodwill and Other Intangible Assets, page 63
4.
Considering your historical losses, decreasing revenue trend in your core Accounts Payable segment, and history of restructuring and impairment charges, tell us how you determined that the remaining A/P segment assets, including Goodwill, intangibles and other long lived assets are recoverable. Tell us whether you tested the intangibles and tangible assets in this segment for impairment under SFAS 144. If so, please tell us the results of those tests, including the amount of headroom between the carrying value of the assets and their recoverable amount. If not, please tell us your consideration of paragraph 8 of SFAS 144. Additionally provide your goodwill impairment analysis under SFAS 142 at December 31, 2006.

Response:
The factors listed in the Staff’s comment are the primary reasons for the $170.4 million of impairment charges recognized in 2005 under SFAS No. 142. For SFAS No. 144 purposes, the projections prepared at and near the end of 2005 indicated that the undiscounted cash flows

Securities & Exchange Commission
September 21, 2007

expected to be generated by the Accounts Payable Services segment greatly exceeded the related long-lived asset balances that remained after the SFAS No. 142 impairment charges. Please note that the events and circumstances at the end of 2006 were significantly improved from the end of 2005. Please note also that operating income (Revenues less COR and SG&A) of the Accounts Payable Services segment as disclosed in MD&A increased from $24.3 million in 2005 to $33.1 million in 2006, a 36% increase. Such profit also significantly exceeded the projected 2006 profit used for the 2005 impairment analysis. Note that the Accounts Payable Services segment adjusted EBITDA, management’s primary measure of segment profitability (as disclosed in Note 5 to the financial statements included in the Form 10-K) increased from $29.2 million in 2005 to $47.2 million in 2006, an increase of 62%. Such measure also significantly exceeded the 2006 projections used in the 2005 impairment analysis.
In preparing the financial statements to be included in the Form 10-K for the year ended December 31, 2006, the Company considered the guidance of paragraph 8 of SFAS No. 144. The Company concluded that a formalized recovery analysis under SFAS 144 would not be required because the events and circumstances influencing the fair value of the asset group had significantly improved since the prior year’s impairment analysis. This conclusion was confirmed by the Company’s formalized impairment analysis under SFAS 142 (see below).
As documented in the Company’s SFAS 142 analysis, the sum of the undiscounted cash flows expected to be generated by the Accounts Payable Services segment greatly exceed the entire Company’s balances of long-lived assets which, of course, include the Accounts Payable Services asset group; thus management concluded that there could be no impairment under SFAS 144.
As disclosed in Note 7 to our financial statements, the Company performs its annual SFAS 142 impairment analysis as of October 1st of each year. The Company engaged an independent valuation advisor to assist with the analysis. Concurrent with our response to this letter, we have supplementally provided the Staff under separate cover a copy of the report of the independent advisor. Such report is supplementally provided for the Staff’s internal review and is subject to our request for confidential treatment.
The independent valuation advisor’s SFAS No. 142 Step 1 values indicated impairment of $0 and concluded that a Step 2 analysis was not required. The Company reviewed and analyzed the advisor’s qualifications, methodologies, assumptions and conclusions; found them to be reasonable and appropriate; and concurred with their conclusions.
Note 8. Debt and Mandatorily Redeemable Participating Preferred Stock, page 66
5.	In future filings, please expand Note 8 to provide the following information, which should help the investor understand the accounting for the debt and equity instruments.
•
Disclose the reasons for the differences between fair value and carrying value that resulted in the $7,659 unamortized discount on the senior notes and $5,519 unamortized premium on the convertible notes.

Securities & Exchange Commission
September 21, 2007

•	Provide a schedule or otherwise clarify how the amounts discussed in the footnote compose the amount of $68,030 reported on the balance sheet.

•
Explain how you have considered the guidance in EITF Issues No 00-27 and 98-5 in determining whether you have a beneficial conversion feature on the preferred stock, given the conversion rate of $2.84 of liquidation preference per share of common stock, as compared to the closing price of $5.30 on the date of issuance.

•	Provide a schedule or otherwise clarify the basis of the $11,199 reported on the balance sheet for the preferred stock, as well as the $11,995 recorded to additional paid in capital.
Response:
We will be pleased to include the suggested disclosure enhancements in all applicable future filings. We anticipate that disclosures similar to the following will be added to the existing disclosures:
The new instruments issued in the exchange were initially recorded at their estimated fair values. Information regarding these estimated fair values is as follows ($ in 000’s):

		10% Senior	9% Series A
	11% Senior	Convertible	Preferred
	Notes	Notes	Stock
Imputed borrowing rates used for valuation	16%	17%	18%

Fair values of cash flows based on imputed rates	$42,795	$42,891	$10,109
Fair values of conversion features	—	21,993	16,777

Total estimated fair value	42,795	64,884	26,886
Face value of instruments issued	51,455	59,566	14,891

Excess of face value over fair value	$8,660

Excess of fair value over face value		$5,318	$11,995

Activity related to the Senior Notes and Senior Convertible Notes during the year ended December 31, 2006 is summarized as follows ($ in 000’s):

		10% Senior
	11% Senior	Convertible
	Notes	Notes
Initial carrying value – estimated fair value at date of issuance – March 17, 2006	$42,795	$64,884
Fair value of additional notes issued September 15, 2006 as “paid-in-kind” interest payment (Face value of $2,945)	—	3,869
Amortization of discount (premium)	1,001	(723)

Carrying value December 31, 2006	$43,796	$68,030

Securities & Exchange Commission
September 21, 2007

Activity related to the Series A preferred stock during the year ended December 31, 2006 is summarized as follows ($ in 000’s):

9% Series A
Preferred Stock
Initial carrying value – liquidation value at date of issuance – March 17, 2006	$14,891
Liquidation value of preferred shares converted to common shares	(4,587)
Accumulated dividends (accrual basis)	895

Liquidation value December 31, 2006 (accrual basis)	$11,199

Note 14. Stock based Compensation, page 77
6.
You disclose that on December 15, 2005, you accelerated the vesting of 263,762 options as of November 30, 2005, prior to your January 1, 2006 adoption of SFAS 123(R). Please clarify whether you reflected the remaining $4 million in compensation cost related to these shares in the fair value pro forma disclosures on page 56. Refer to SAB Topic 14K.

Response:
The additional $4 million of compensation cost related to the acceleration is, indeed, included in the pro forma disclosures on page 56.
Form 10-Q for the quarter ended March 31, 2007
Management’s Discussion and Analysis, page 14
7.
With the sale of your Meridian business and the historical decreasing trend in your core accounts payable services line of business it would lead a reader to believe that the Company’s current and future operations may begin to rely heavily on the California Medicare audit and other similar Medicare audits awarded. Please ensure that your future liquidity discussion addresses any significant reliance on the cash flows from the California Medicare audit and any concentrations of revenue are addressed in your footnotes pursuant to SOP 94-6.

Response:
In response to the Staff’s comment, the Company will include the suggested disclosure enhancements in future filings to the extent applicable.
*****

Securities & Exchange Commission
September 21, 2007

     In connection with the above responses to the Staff’s comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing is fully responsive to your letter. If there is any additional information you would like or if you have additional questions, please let us know.
Sincerely,
/s/ Peter Limeri
Peter Limeri
Chief Financial Officer and Treasurer